UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July, 2013

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

NORTEL INVERSORA S.A.

TABLE OF CONTENTS

Item
1.	English translation of letter dated July 29, 2013 to the Comisión Nacional de Valores (“CNV” or National Securities Commission) regarding appointment of two Alternate Directors

Item 1

NORTEL INVERSORA S.A.

Buenos Aires, July 29, 2013

Mr. Alejandro Vanoli

President

Comisión Nacional de Valores (“CNV” or National Securities Commission)

Lic. Alejandro Vanoli

Dear Sir:

Re: Appointment of Two Alternate Directors

Chapter XXI. Art. 3 item.3) of the Regulations (NT 2001)

As Officer in Charge of Market Relations of Nortel Inversora S.A. (“Nortel” or the “Company”), I hereby notify you that on the date hereof, pursuant to Section 258, second paragraph, of the Commercial Companies Law, the Supervisory Committee has appointed Messrs. Cristian Falck and Diego María Serrano Redonnet as Alternate Directors to replace Ms. María Paola Martinuzzi and Mr. Pedro Eugenio Aramburu, whose resignations were timely informed pursuant to Art. 3 item.3) of the CNV Regulations and were accepted by Nortel’s Board of Directors at their meeting held on July 29, 2013.

Mr. Daniel Cristian Falck is an “independent director” pursuant to the criteria set forth by Rule 10A-3 of the New York Stock Exchange (“NYSE”), and “non-independent” pursuant to the CNV Regulations, while Mr. Diego María Serrano Redonnet is “non-independent” pursuant to both the NYSE Rules and the CNV Regulations. Both directors shall remain in their positions until the next Stockholders Meeting is held.

Without further ado, I take this opportunity to greet you sincerely.

María Blanco Salgado

Officer in Charge of Market Relations

of Nortel Inversora S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: July 31, 2013	By:	/s/ María Blanco Salgado
		Name:	Maria Blanco Salgado
		Title:	Officer in Charge of Market Relations